EXHIBIT 12.1

Brandywine Realty Trust

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the six months ended June 30,		For the years ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$18,345	$30,577	$57,604	$75,832	$47,643	$19,462	$38,953
Minority interest attributable to continuing operations	703	1,885	2,472	9,294	9,375	7,760	8,800
Fixed charges - per below	40,782	27,534	61,894	69,476	76,950	83,627	84,604
Less:
Income from equity method investments not distributed	—	—	—	—	—	—	(518)
Capitalized interest	(3,870)	(991)	(3,030)	(1,503)	(2,949)	(5,178)	(8,182)
Preferred Distributions of consolidated subsidiaries	—	(832)	(832)	(7,069)	(7,069)	(7,069)	(7,069)

Earnings before fixed charges	$55,960	$58,173	$118,108	$146,030	$123,950	$98,602	$116,588

Fixed charges and Preferred Distributions:
Interest expense (including amortization)	$35,604	$24,052	$55,061	$57,835	$63,522	$67,496	$64,746
Capitalized interest	3,870	991	3,030	1,503	2,949	5,178	8,182
Proportionate share of interest for unconsolidated real estate ventures	1,308	1,659	2,971	3,069	3,410	3,884	4,607
Distributions to preferred unitholders in Operating Partnership	—	832	832	7,069	7,069	7,069	7,069

Total Fixed Charges	40,782	27,534	61,894	69,476	76,950	83,627	84,604

Income allocated to preferred shareholders	3,996	4,695	9,720	11,906	11,906	11,906	11,906

Total Preferred Distributions	3,996	4,695	9,720	11,906	11,906	11,906	11,906

Total combined fixed charges and preferred distributions	$44,778	$32,229	$71,614	$81,382	$88,856	$95,533	$96,510

Ratio of earnings to combined fixed charges and preferred distributions	1.25	1.80	1.65	1.79	1.39	1.03	1.21

(a)	Amounts for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended June 30, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.